August 28, 2006

To Whom It May Concern:

Due to my current work schedule, immediately as of 8/22/2006, I hereby resign all of my officerships in Leonidas Films, Inc. I will remain on the board of directors.

Thank you for your prompt attention to this matter.

Kind Regards,

/s/ Andrzej Sekula

Andrzej Sekula
310-858-1686